SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated August 16, 2021, titled: " G. Willi-Food International Reports 9.8% Increase in sales, and 9.0% Increase in net profit in Second Quarter 2021 Compared to Same Period 2020.".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: August 16, 2021

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS 9.8% INCREASE IN SALES,
AND 9.0% INCREASE IN NET PROFIT IN SECOND QUARTER 2021
COMPARED TO SAME PERIOD 2020

NET PROFIT UP 126.1% IN FIRST HALF 2021 COMPARED TO SAME PERIOD 2020

YAVNE, Israel – August 16, 2021 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter Fiscal Year 2021 Highlights
•	Sales increased by 9.8% year-over-year to NIS 114.3 million (US$ 35.1 million).
•	Gross profit decreased by 6.5% year-over-year to NIS 36.9 million (US$ 11.3 million).
•	Operating profit decreased by 18.8% year-over-year to NIS 13.7 million (US$ 4.2 million).
•	Total financial income increased by 129.0% year-over-year to NIS 7.6 million (US$ 2.3 million).
•	Income before taxes increased by 5.6% year-over-year to NIS 21.4 million (US$ 6.6 million).
•	Net profit increased by 9.0% year-over-year to NIS 16.6 million (US$ 5.1 million), or 14.5% of sales.
•	Cash and securities balance of NIS 403.0 million (US$ 123.6 million) as of June 30, 2021.
•	Earnings per share of NIS 1.2 (US$ 0.37).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present strong second quarter 2021 financial results, which show stable growth in the Company’s sales and an increase in net profit compared to the same period in 2020. As a result of the Covid-19 pandemic, the world is still experiencing a crisis that is reflecting among other things, in disruptions to international commercial shipping, which has led to an increase in the demand for containers and a significant increase in sea freight and commodity prices.

Despite the challenging environment, the Company has succeeded to maintain a high level of sales  and operational parametres for the second quarter of 2021. The Company’s strategy for the near future is to develop new products, enter into new categories with potential of high gross profit margins, improve the visibility of its products in the stores and strengthen its brand, supply chain and sufficient inventory. We believe that our strong performance in the second quarter was driven from our pursuit of these goals. We intend to continue to work to further strengthen the Company’s supply chain and product portfolio and maintain sufficient inventory levels in the future to continue to improve our results.

Non-bank credit business activity

After three years in the field of the "non-bank credit business", in light of lack of the company activity in this field the board of directors has decided to terminate this activity and focus only on the Company’s core business of developing, marketing and distributing kosher foods.

Second Quarter Fiscal 2021 Summary

Sales for the second quarter of 2021 increased by 9.8% to NIS 114.3 million (US$ 35.1 million) from NIS 104.2 million (US$ 31.9 million) recorded in the second quarter of 2020. Revenues increased primarily due to a redirection of resources in favor of sales, increasing the variety of the Company's products, improved inventory management and improving the presence of the Company’s line of products on its customers shelves.

Gross profit for the second quarter of 2021 decreased by 6.5% to NIS 36.9 million (US$ 11.3 million) compared to NIS 39.5 million (US$ 12.1 million) recorded in the second quarter of 2020. Second quarter gross margin decreased by 14.8% to 32.3% compared to gross margin of 37.9% for the same period in 2020, The decrease in gross profit was mainly due to increase costs of the Company’s imported products, increased shipping costs and one-time credits received from suppliers in the second quarter of 2020.

Selling expenses increased by 7.5% to NIS 17.4 million (US$ 5.3 million) compared to NIS 16.2 million (US$ 5.0 million) in the second quarter of 2020 primarily due to an increase in payroll expenses in the logistics and sales departments and an increase of transportation of products to the Company’s customers to support sales growth.

General and administrative expenses decreased by 9.0% to NIS 5.9 million (US$ 1.8 million) compared to NIS 6.5 million (US$ 2.0 million) in the second quarter of 2020.

As a result of the foregoing, operating profit for the second quarter of 2021 decreased by 18.8% to NIS 13.7 million (US$ 4.2 million) compared to NIS 16.9 million (US$ 5.2 million) in the second quarter of 2020.

Financial income, net totaled NIS 7.6 million (USD$ 2.3 million) compared to Financial income, net of NIS 3.3 million (US$ 1.0 million) in the second quarter of 2020. Financial income, net for the second quarter of 2021 comprised mainly of interest and dividend income from the Company’s portfolio of securities in the amount of NIS 4.7 million (US$ 1.4 million), income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 3.3 million (US$ 1.0 million) and management fee of the Company’s portfolio of securities expenses in the amount of NIS 0.4 million (US$ 0.1 million).

Income before taxes on income for the second quarter of 2021 was NIS 21.4 million (US$ 6.6 million) compared to income before taxes on income of NIS 20.2 million (US$ 6.2 million) in the second quarter of 2020.

Net profit in the second quarter of 2021 was NIS 16.6 million (US$ 5.1 million), or NIS 1.2 (US$ 0.37) per share, compared to NIS 15.2 million (US$ 4.7 million), or NIS 1.15 (US$ 0.35) per share, recorded in the second quarter of 2020.

Willi-Food ended the second quarter of 2021 with NIS 403.0 million (US$ 123.6 million) in cash and securities. Net cash from operating activities for the second quarter of 2021 was NIS 19.0 million (US$ 5.8 million). Willi-Food's shareholders' equity at the end of June 2021 was NIS 622.8 million (US$ 191.0 million).

First Half Fiscal 2021 Highlights

•	Sales decreased by 0.9% year-over-year to NIS 231.1 million (US$ 70.9 million).
•	Gross profit decreased by 9.7% year-over-year to NIS 73.2 million (US$ 22.4 million).
•	Operating profit decreased by 19.9% year-over-year to NIS 28.8 million (US$ 8.8 million).
•	Total financial income increased by 235.9% year-over-year to NIS 19.2 million (US$ 5.9 million).
•	Income before taxes increased by 119.6% year-over-year to NIS 47.9 million (US$ 14.7 million).
•	Net profit increased by 126.1% to NIS 37.1 million (US$ 11.4 million), or 16% of sales.
•	Basic earnings per share of NIS 2.67 (US$ 0.82).

First Half Fiscal 2021 Summary

Sales for the six-month period ending June 30, 2021 decreased by 0.9% to NIS 231.1 million (US$ 70.9 million) compared to sales of NIS 233.3 million (US$ 71.6 million) in the first half of 2020. The decrease in the Company’s sales are primarily due to the outbreak of Covid 19 in the first quarter of 2020 which led to significant increase demand for the Company’s line of products, especially in the retail chains.

Gross profit for the period decreased by 9.7% to NIS 73.2 million (US$ 22.4 million) compared to gross profit of NIS 81.0 million (US$ 24.9 million) for the first half of 2020. First half 2021 gross margin was 31.7% compared to a gross margin of 34.7% for the same period in 2020. The decrease in gross profit was mainly due to increase costs of the Company’s imported products, increase in shipping costs and one time credits received from suppliers.

Operating profit for the first half of 2021 decreased by 19.9% to NIS 28.8 million (US$ 8.8 million) from NIS 35.9 million (US$ 11.0 million) reported in the comparable period of last year primarily due to the decrease of gross profit.

Financial income, net totaled NIS 19.2 million (USD$ 5.9 million) compared to Financial expense, net of NIS 14.1 million (US$ 4.3 million) in the first half of 2020. Financial income, net for the first half of 2021 comprised mainly from interest and dividend income from the Company’s portfolio of securities in the amount of NIS 6.3 million (US$ 1.9 million), income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 11.9 million (US$ 3.6 million) and management fee of the Company’s portfolio of securities expenses in the amount of NIS 0.5 million (US$ 0.1 million).
Financial expenses in the first half of 2021 resulted mainly from the outbreak of COVID-19 pandemic which led to capital markets sharp declines and, as a result, the Company suffered a decline in its portfolio of securities.

Income before taxes for the first half 2021 increased by 119.6% to NIS 47.9 million (US$ 14.7 million) compared to NIS 21.8 million (US$ 6.7 million) recorded in the first half of 2020.

Net profit for the first half of 2021 increased by 126.1% to NIS 37.1 million (US$ 11.4 million), or NIS 2.67 (US$ 0.82) per share, from NIS 16.4 million (US$ 5.0 million), or NIS 1.24 (US$ 0.38) per share, recorded in the first half of 2020.

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2021, U.S. $1.00 equals NIS 3.26. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month and six-month period ended June 30, 2021 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro Europian Dairies (Gold Frost), a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31	June 30,		December 31
	2 0 2 1	2 0 2 0	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 0
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	255,510	168,689	201,822	78,377	51,745	61,909
Financial assets carried at fair value through profit or loss	147,442	113,468	154,700	45,228	34,806	47,454
Trade receivables	133,369	140,581	131,301	40,911	43,123	40,276
Loans to others	-	3,650	18,707	-	1,120	5,738
Other receivables and prepaid expenses	6,268	6,516	6,667	1,923	1,999	2,045
Inventories	58,463	61,262	59,514	17,933	18,792	18,257
Current tax assets	5,334	-	3,965	1,636	-	1,216
Total current assets	606,386	494,166	576,676	186,008	151,585	176,895

Non-current assets
Property, plant and equipment	86,737	82,138	83,105	26,606	25,196	25,492
Less -Accumulated depreciation	48,538	45,723	46,460	14,889	14,026	14,251
	38,199	36,415	36,645	11,717	11,170	11,241

Right of use asset	5,155	3,382	2,866	1,581	1,037	879
Financial assets carried at fair value through profit or loss	17,916	9,273	13,700	5,496	2,845	4,202
Goodwill	36	36	36	11	11	11
Deferred taxes	-	4,200	-	-	1,288	-
Total non-current assets	61,306	53,306	53,247	18,805	16,351	16,333
	667,692	547,472	629,923	204,813	167,936	193,228
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,516	1,593	1,393	465	489	427
Trade payables	21,256	20,049	23,474	6,520	6,150	7,201
Employees Benefits	3,816	3,410	3,437	1,171	1,046	1,054
Current tax liabilities	-	1,448	-	-	444	-
Other payables and accrued expenses	9,480	9,728	11,611	2,908	2,984	3,562
Total current liabilities	36,068	36,228	39,915	11,064	11,113	12,244

Non-current liabilities
Lease liabilities	3,776	1,896	1,592	1,158	581	488
Deferred taxes	3,163	-	768	970	-	236
Retirement benefit obligation	1,872	1,596	1,905	574	490	584
Total non-current liabilities	8,811	3,492	4,265	2,702	1,071	1,308
Shareholders' equity
Share capital	1,490	1,425	1,490	457	437	457
Additional paid in capital	170,760	128,354	170,760	52,380	39,372	52,380
Capital fund	247	247	247	76	76	76
Treasury shares	(628)	(628)	(628)	(193)	(193)	(193)
Remeasurement of the net liability in respect of defined benefit	(1,322)	(1,029)	(1,322)	(406)	(316)	(406)
Retained earnings	452,266	379,383	415,196	138,733	116,376	127,362
Equity attributable to owners of the Company	622,813	507,752	585,743	191,047	155,752	179,676
	667,692	547,472	629,923	204,813	167,936	193,228

(*)    Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	231,057	233,255	114,347	104,152	70,876	71,551
Cost of sales	157,897	152,232	77,422	64,651	48,435	46,697

Gross profit	73,160	81,023	36,925	39,501	22,441	24,854

Operating costs and expenses:
Selling expenses	32,771	32,822	17,428	16,205	10,052	10,068
General and administrative expenses	11,764	12,340	5,880	6,464	3,609	3,785
Other income	137	58	100	58	42	18

Total operating expenses	44,398	45,104	23,208	22,611	13,619	13,835
Operating profit	28,762	35,919	13,717	16,890	8,822	11,019

Financial income	19,910	2,580	8,183	3,743	6,107	791
Financial expense	(758)	(16,677)	(537)	(404)	(232)	(5,116)

Total financial income (expense)	19,152	(14,097)	7,646	3,339	5,875	(4,325)

Income before taxes on income	47,914	21,822	21,363	20,229	14,697	6,694
Taxes on income	(10,844)	(5,425)	(4,774)	(5,015)	(3,326)	(1,664)

Profit for the period	37,070	16,397	16,589	15,214	11,371	5,030

Earnings per share:
Basic earnings per share	2.67	1.24	1.2	1.15	0.82	0.38
Diluted earnings per share	2.55	1.24	1.14	1.15	0.78	0.38

Shares used in computation of basic EPS	13,867,017	13,217,017	13,867,017	13,217,017	13,867,017	13,217,017
Shares used in computation of diluted EPS	14,517,017	13,217,017	14,517,017	13,217,017	14,517,017	13,217,017
Actual number of shares	13,867,017	13,217,017	13,867,017	13,217,017	13,867,017	13,217,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	37,070	16,397	16,589	15,214	11,371	5,030
Adjustments to reconcile net profit to net cash used to (used in) continuing operating activities (Appendix A)	(13,848)	(**) 15,151	2,402	(**) 8,800	(4,248)	4,647

Net cash used in continuing operating activities	23,222	31,548	18,991	24,014	7,123	9,677

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(3,633)	(736)	(2,289)	(374)	(1,114)	(225)
Proceeds from sale (purchase) of marketable securities, net	15,161	2,528	8,365	10,528	4,651	775
Proceeds from sale of property plant and equipment	137	58	100	58	42	18
Proceeds from loans granted to others	18,707	14,000	11,215	14,000	5,738	4,295

Net cash used in (used to) continuing investing activities	30,372	15,850	17,391	24,212	9,317	4,863

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,004)	(828)	(532)	(404)	(308)	(254)

Net cash used in continuing financing activities	(1,004)	(828)	(532)	(404)	(308)	(254)

Increase (decrease) in cash and cash equivalents	52,590	(**) 46,570	35,850	(**) 47,822	16,132	14,286

Cash and cash equivalents at the beginning of the financial period	201,822	121,860	218,808	121,040	61,909	37,380

Exchange losses on cash and cash equivalents	1,098	(**) 259	852	(**) (173)	336	79

Cash and cash equivalents of the end of the financial year	255,510	168,689	255,510	168,689	78,377	51,745

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.     Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	2,395	(3,382)	1,073	901	735	(1,037)
Unrealized loss (gain) on marketable securities	(12,119)	16,272	(3,276)	(2,433)	(3,717)	4,991
Depreciation and amortization	3,101	2,751	1,622	1,398	950	844
Capital gain on disposal of property plant and equipment	(137)	(58)	(100)	(58)	(42)	(18)
Exchange losses on cash and cash equivalents	(1,098)	(**) (259)	(852)	(**) (173)	(336)	(79)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	(3,038)	(4,700)	8,276	19,991	(932)	(1,443)
Decrease (increase) in inventories	1,051	10,286	3,888	(5,271)	322	3,155
Increase (decrease) in trade and other payables, and other current liabilities	(4,003)	(5,759)	(8,229)	(5,901)	(1,228)	(1,766)
Net cash flows from operating activities	(13,848)	15,151	2,402	8,800	(4,248)	4,647

B.    Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS				US dollars (*)
(in thousands)
Supplemental cash flow information:
Income tax paid	9,758	11,060	4,866	4,580	2,993	3,393

(*)       Convenience Translation into U.S. Dollars.
(**)     Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.